Exhibit 99.1

Golden Heaven Group Holdings Ltd. Enters into RMB15 Million Agreement for Management Solutions

NANPING, China, January 8, 2025 /PRNewswire/ -- Golden Heaven Group Holdings Ltd. (“Golden Heaven” or the “Company”) (Nasdaq: GDHG), an amusement park operator in China, today announced that Nanping Golden Heaven Amusement Park Management Co., Ltd. (“Nanping Golden Heaven”), a subsidiary of the Company, signed a long-term service agreement (the “Service Agreement”) with Fuzhou Yibang Amusement Park Co., Ltd. (“Fuzhou Yibang”).

Pursuant to the Service Agreement, Nanping Golden Heaven will provide a fully integrated amusement park management software suite to Fuzhou Yibang, including ticket sales, membership management, event planning, data analytics, and custom modules. Additionally, Nanping Golden Heaven will offer three years of maintenance services to Nanping Golden Heaven, including trouble-solving, system optimization and ongoing support. In consideration of the services, Fuzhou Yibang agrees to pay a service fee of RMB 15 million (approximately US$2.1 million) to Nanping Golden Heaven.

Mr. Jin Xu, CEO and Chairman of Golden Heaven, commented, “We are excited to establish a strategic partnership with Fuzhou Yibang. Fuzhou Yibang is also our strategic partner that leases four amusement parks from us. We believe this collaboration presents significant opportunities for mutual growth. By leveraging our years of expertise and advanced software capabilities in amusement park management and promotion, we are confident this partnership will drive long-term development. Additionally, this collaboration model expands and diversifies our revenue streams, aligning with our strategic goals in the evolving market and macro environment.”

About Golden Heaven Group Holdings Ltd.

Through its Chinese operating entities, the Company manages and operates amusement parks, water parks and complementary recreational facilities. The parks offer a broad selection of exhilarating and recreational experiences, including both thrilling and family-friendly rides, water attractions, gourmet festivals, circus performances, and high-tech facilities. For more information, please visit the Company’s website at https://ir.jsyoule.com/.

Forward-Looking Statements

This press release contains “forward-looking statements”. Forward-looking statements reflect our current view about future events. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “could,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “propose,” “potential,” “continue” or similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the U.S. Securities and Exchange Commission.

For more information, please contact:

Golden Heaven Group Holdings Ltd.
Email: group@jsyoule.com

Ascent Investor Relations LLC
Phone: +1-646-932-7242
Email: investors@ascent-ir.com